February 7, 1997


To:  Robert Chefitz
     Philip A. Campbell
     c/o Neil Torpey
     Paul, Hastings, Janofsky & Walker
     399 Park Avenue
     New York, New York  10022

Gentlemen:

          As you know, UBS Partners, Inc. ("UBS"), Fenway Partners, Inc. ("Fenway") and members of management of Xpedite Systems, Inc. (the "Company") who are signatories to this letter have been
discussing a proposal for the acquisition of the Company.   This
letter will serve to express our interest in pursuing such a transaction. We appreciate your invitation to us to submit this proposal. The major elements of our proposed transaction are:

          1. Acquisition Consideration. Pursuant to the terms of a definitive acquisition agreement to be negotiated (the "Acquisition Agreement"), we would acquire all of the outstanding shares of common stock and options (other than a portion of the shares held by certain members of management) at a cash price of $22.50 per share. The Company's current indebtedness will be refinanced.

          2. Structure. The transaction will be structured in a manner designed to give the continuing business of the Company the benefits of "recap" accounting; the continuing interest of management should facilitate such treatment. Appropriate employment and equity arrangements with management will need to be put in place. Union Bank of Switzerland and/or its affiliates are prepared to commit, subject to definitive documentation, legal, accounting and tax due diligence and other customary terms and conditions, all of the debt financing required to consummate the acquisition. We would be pleased to discuss further with you our proposed structure and financing arrangements, subject to the Company agreeing to provide UBS and Fenway with topping fees customary to a deal of this type.

          3. Due Diligence. We have completed our business diligence on the Company and, upon your acceptance of our proposal, will commence legal, tax, and accounting diligence promptly and would expect to complete such diligence within 45 days. However, if we are to proceed, it is important to us that from the date hereof until the signing of the Acquisition Agreement, the Company will afford to us and our representatives full access to all books, records and facilities of the Company, permit us and our representatives to make such inspections or other inquiries as we may reasonably require, furnish to us all relevant financial and operating data for the purpose of confirmatory due diligence, and otherwise cooperate with us in connection with matters relating to the acquisition.

          4. Definitive Agreement. Notwithstanding anything else contained herein, neither we nor the Company will have any obligations with respect to the proposed transaction unless and until the Acquisition Agreement is executed.

          5. Foreign Affiliates. Satisfactory arrangements will have to be negotiated by us to clarify the put and call option agreements between the Company and its foreign affiliates to afford us the opportunity to purchase the German and U.K. affiliates contemporaneously with the acquisition of the Company, and the pricing and other terms of such arrangements must be acceptable to us.

          6. Conditions. The consummation of the transactions contemplated by this letter shall be subject to and conditioned upon, among other things, the following:

               (a)   the execution of a mutually acceptable
                     definitive Acquisition Agreement and the fulfillment or waiver of the terms and conditions thereof;

               (b)   the receipt of all required state,
                     governmental and third party consents and approvals (including, without limitation, approvals that may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended);

               (c) the absence of any material adverse change in the business, financial condition, properties or prospects of the Company from the date of the most recent financial statements of the Company provided to us to the closing;

               (d) approval of the acquisition by the Board of Directors of the Company;

               (e)   due diligence with respect to the Company's
                     German and U.K. affiliates, with the results being satisfactory to us; and

               (f)   waiver by the Company of the application of
                     Section 203 of the Delaware General
                     Corporation Law.

          7. Termination of Offer. The offer contained in this letter will terminate on March 7, 1997 unless prior to such date the Acquisition Agreement has been executed.

          We are ready and eager to meet with you and your advisors to begin working on the Acquisition Agreement. We believe that your shareholders should find our proposal to be attractive.

Very truly yours,

UBS PARTNERS, INC.




/s/ George A. Duarte
George A. Duarte



/s/ James A. Breckenridge
James A. Breckenridge



FENWAY PARTNERS, INC.



By:  /s/ Russell W. Steenberg
     Russell W. Steenberg
MANAGEMENT:


/s/ Roy B. Andersen, Jr.
Roy B. Andersen, Jr.



/s/ Robert Vaters
Robert S. Vaters



/s/ George Abi Zeid
George Abi Zeid



/s/ Max H. Slifer
Max Slifer



/s/ Dennis Schmaltz
Dennis Schmaltz